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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                  (Check One):

       [  ]  Form 10-K and Form 10-KSB  [  ]  Form 20-F   [  ]  Form 11-K

              [#]  Form 10-Q and Form 10-QSB       [  ] Form N-SAR

           For Period Ended:  September 29, 1996.
           [  ]  Transition Report on Form 10-K
           [  ]  Transition Report on Form 20-F
           [  ]  Transition Report on Form 11-K
           [  ]  Transition Report on Form 10-Q
           [  ]  Transition Report on Form N-SAR
           For the Transition Period Ended:


________________________________________________________________________________

     Read Attached Instruction Sheet Before Preparing From.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________

PART I - REGISTRANT INFORMATION
________________________________________________________________________________

         Full Name of Registrant:  MONTEREY PASTA COMPANY
         Former Name if Applicable:
         Address of Principal Executive Office:

         353 Sacramento Street, San Francisco, California 94111

________________________________________________________________________________

PART II - RULES 12B-25(B) AND (C)
________________________________________________________________________________

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


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[#] (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[#] (b) The subject annual report, semi-annual report, transition report on Form 10-K, From 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
    has been attached if applicable.
________________________________________________________________________________

PART III - NARRATIVE
________________________________________________________________________________

     State below in reasonable detail the reason why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     The Company is unable to file its Form 10-Q for the quarter ended September 29, 1996 due to changes in the Company's management. As disclosed in the Company's October 4, 1996 and November 11, 1996 press releases, respectively, the Company's President and Chief Executive Officer resigned on October 4, 1996 and its Chief Financial Officer resigned on November 8, 1996. The Company currently has an interim Chief Executive Officer. The Company appointed an interim Chief Financial Officer on November 11, 1996. Neither the interim Chief Executive Officer nor the interim Chief Financial Officer has previously been part of the Company's management. The Company is conducting a search for a new Chief Financial Officer and intends to begin a search for a new Chief Executive Officer at the end of the fourth quarter of this fiscal year.

     In addition, as disclosed in the Company's Current Report on Form 8-K, filed October 25, 1996, Deloitte & Touche LLP resigned as the Company's independent public accounts on October 18, 1996, and the Company retained BDO Seidman, LLP as its independent public accountants on October 25, 1996.

     Because of the transition to new management and the time required for the new management to obtain the information required to complete the Company's Form 10-Q, the Company is unable to file its Form 10-Q by November 13, 1996.

________________________________________________________________________________

PART IV - OTHER INFORMATION
________________________________________________________________________________

     (1) Name and telephone number of person to contact in regard to this notification:

         Eric J. Lapp, Gray Cary Ware & Freidenrich      (415) 833-2052

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).  [] Yes     [#] No   Current Report on Form 8-K/A, filed
November 8, 1996.






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     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[#] Yes     [  ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     In the quarter ended September 29, 1996, the Company expects to incur a loss in the range of $5.8 to $6.3 million resulting from losses from operations of approximately $3.2 to $3.7 million and operating reserves, writeoffs and writedowns totalling approximately $2.3 to $2.8 million. Such losses and expenses are currently being discussed with the Company's new independent public accountants, BDO Seidman and are expected to include writedowns of property and equipment, increased reserves for returns and allowances, and reserves and writeoffs for recoverability of certain advertising costs and slotting fees.

     Such losses compare to income from continuing operations of $132,000 and a loss from discontinued operations of $1,093,000 in the comparable quarter ended October 1, 1995.


________________________________________________________________________________

SIGNATURE
________________________________________________________________________________

                             MONTEREY PASTA COMPANY

                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



                                         By:  Kenneth A. Steel, Jr. /s/
Date:  November 13, 1996                      ----------------------------
                                              Kenneth A. Steel, Jr.
                                              [Interim] Chief Executive Officer





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